Valeritas Holdings, Inc.

750 Route 202 South, Suite 600

Bridgewater, NJ 08807

October 17, 2016

VIA EDGAR

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valeritas Holdings, Inc.

Registration Statement on Form S-1

File No. 333-212653

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on October 19, 2016, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Emilio Ragosa at (609) 919-6633.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Valeritas Holdings, Inc.

By:	/s/ John Timberlake
Name: Title:	John Timberlake Chief Executive Officer

cc: Morgan, Lewis & Bockius LLP